BACON JAM

not just for burgers anymore!





TBJ GOURMET™

fun fine foods

- REAL BACON AS THE FIRST INGREDIENT
- USDA CERTIFIED, LIKE ALL BACON JAM SHOULD BE!
- FREE OF ALL MAJOR ALLERGENS!
- GLUTEN-FREE AND UPCYCLED
- NATURALLY SHELF STABLE AND FULLY COOKED
- REDUCE LABOR WITHOUT SACRIFICING QUALITY
- PERFECT FOR BURGERS, APPS, SANDWICHES, EVEN DESSERT!

1554 Paoli Pike, Suite 254
West Chester, PA 19380
sales@tbjgourmet.com | 856-222-2000

@tbjgourmet
fun fine foods

tbjgourmet.com

Product of USA

PRODUCT:	Original Bacon Jam 41 Oz Tub
CASE PACK:	2
SHELF LIFE:	2 Years
INGREDIENTS:	Bacon (Pork, Water, Salt, Sugar, Sodium Phosphate, Sodium Erythorbate, Sodium Nitrite), Onions, Brown Sugar, Apple Cider Vinegar, Molasses, Raw Cane Sugar. Contains 2% or less of: Pectin, Citric Acid, Garlic Powder, Onion Powder, Guar Gum, Xanthan Gum, Sea Salt.
HANDLING INSTRUCTIONS:	Dry Storage; 2-year shelf; Refrigerate after opening
PREPARATION:	Product fully cooked, ready to eat. Open tub, spread directly on to sandwiches, appetizers, or create portion control sides.

TBJ GOURMET™
fun fine foods


GLUTEN-FREE
TBJ
GOURMET
fun fine foods
ORIGINAL
BACON JAM
a sweet and savory spread

BACON JAM HAS BEEN A FAVORITE ON SCRATCH-KITCHEN MENUS FOR YEARS:

Thanks to our new tub, this product is now available for all kitchens and chefs. Our Bacon Jam is being used as the ultimate condiment on burgers and sandwiches, as a gourmet addition to appetizers and any time you need no-fry on the fly bacon.

Nutrition Facts

65 servings per container
Serving size 1 Tbsp (18g)
Calories per serving **45**

Amount/serving	% Daily Value*	Amount/serving	% Daily Value*
Total Fat 2g	3%	**Total Carbohydrate** 6g	2%
Saturated Fat 0.5g	3%	Dietary Fiber 0g	0%
Trans Fat 0g		Total Sugars 6g	
Cholesterol 5mg	2%	Includes 6g Added Sugars	12%
Sodium 45mg	2%	**Protein** 1g	2%

Vitamin D 0mcg 0% • Calcium 4mg 0%
Potassium 27mg 0% • Iron 0mg 0%

Not a significant source of *Trans* Fat, Fiber, Vit D, Calcium, Iron, and Potas.

BACONIZE YOUR APPETIZERS ELEVATE THEIR APPETITE





1554 Paoli Pike, Suite 254
West Chester, PA 19380
sales@tbjgourmet.com | 856-222-2000

@tbjgourmet
fun fine foods

tbjgourmet.com

Product of USA